April 14, 2006

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Alanco Technologies, Inc. ("Alanco" or "Company")
     Registration Statement on Form S-3
     Filed January 19, 2006
     File No. 333-131140

     Form 10-KSB for the fiscal year ended June 30, 2005
     Filed September 28, 2005
     File No. 0-09347

To Whom It May Concern:

Alanco received your comment letter dated April 4, 2006 with additional comments regarding our response letter dated March 27, 2006.

Presented below are the SEC comments specified in the April 4, 2006 letter and, in italic, the Company's response or proposal to resolve the issue identified.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 1.  Nature of Operations and Significant Accounting Policies
-----------------------------------------------------------------

Revenue Recognition, page 22

1. We have read your response to prior comment number 2. It is unclear to us how you have concluded that the software that is included in the TSI PRISM system is incidental to the product as you did not address paragraph 2 of SOP 97-2 in its entirety. Please provide us with the following information:

     The embedded software in the TSI PRISM system is considered incidental because of the following:
          a.   Software is never sold separately.
          b. Software, in and of itself, is not a focus of the Company's marketing effort.
          c. The system sale does not include postcontract customer support other than standard warranty. Software standard warranty support is limited to "bug fixes."
          d. Software is not a significant cost factor relative to total system cost.

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     o    Explain the extent to which your marketing efforts address the embedded software. In this regard, we note that your website indicates that one of three primary system components is the network of computers employing your PRISM software;

          Your reference is to the TSI website, which indicates the TSI PRISM system consists of three primary components, one of which is "a network of computers employing Alanco/TSI PRISM software." That statement can be somewhat misleading as it indicates that all the computers are using the TSI PRISM software, when in fact, only the network server uses the primary TSI PRISM software. Other computers on the network have access to the TSI PRISM data and are generally used for staff to monitor system information.

          The marketing effort focuses on the system results, i.e. continuous real-time identification of inmates and staff in a given facility. The Company is currently updating the Alanco/TSI PRISM, Inc. website and will make changes to more appropriately describe the system components and technology.

     o Describe any support related to the embedded software that you provide customers. Specifically describe any bug fixes, upgrades or enhancements that you have provided in the past and explain your warranty obligations with respect to the embedded software; and

          The TSI PRISM system is sold under a contract that specifies the first year system warranty, including software, is limited to correcting "bug fixes." Costs of first year warranty consist primarily of replacing defective hardware. No additional software support is provided or required. If upgrades, enhancements or new software modules are available post system installation, they may be offered to existing customers along with additional hardware that may be required and sold separately.

     o Describe and quantify any costs that you incur that are within the scope of SFAS 86 related to the embedded software.

          TSI currently employs two software engineers. The primary focus of our software engineering development is in creating new modules or options (such as inventory tracking, inmate meal counting, time keeping, etc.) which are considered new software products and will be sold separately when available. Per SFAS 86, software development is expensed as research and development when incurred until "technological feasibility" for the product has been established. The TSI PRISM system embedded software is functioning properly and does not require modification.

In addition, please address any software sold separately or embedded in products of your ARRAID and Excel/Meridian subsidiaries as your response appears to address only your TSI PRISM products.

Software sold by Excel/Meridian (a value added reseller) is purchased separately and generally bundled with other hardware to create data storage networking products. Excel/Meridian does not develop software designs and manufactures


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

proprietary data storage subsystems that are considered hardware products. A small amount of programming is required to provide integration with each specific computer model; however, the programming is never sold separately, requires very minimal support and is considered incidental to the data storage subsystem product.

2. We have read your response to prior comment number 3 and it is unclear to us how you have concluded that your arrangements do not include multiple elements. In this regard, we note that you indicate in your response to prior comment number 2 that you offer multiple pieces of hardware, training and installation services. In addition, it is unclear to us why your analysis refers to SOP 97-2 considering that you appear to believe that your arrangements are outside the scope of that guidance. Please provide us a comprehensive analysis of the multiple-elements provided and the related revenue recognition policies. Refer to the relevant guidance that supports your accounting for these policies and explain, in detail, how you comply with that guidance.

     The TSI PRISM system is generally sold under a contract that requires the Company to design and install (including wiring) the TSI PRISM system, consisting of transmitters, receivers (antennae) and computer hardware, and to provide on-site training to facilitate efficient operation of the system. Significant cost components of the TSI PRISM system are: installation (30-35%); infrastructure cost consisting of receivers/antennae, switches, etc. (30-35%), transmitters (20-25%) and other computer hardware (5-10%). Cost of providing the required training under the contract is generally less than 2% of the system cost.

     Per the Company's policy, revenue is recognized as costs are incurred and product delivered to meet the requirements of the contract. Incurred costs are calculated as a percentage of the total estimated cost for the contract (which is recalculated monthly). The calculated percent of contract revenue is recognized through that interim date. As the Company provides the installation materials and labor, it reports revenue based upon the costs incurred as a percentage of the total estimated cost of the contract. When the final operational training is completed, the applicable percentage of the contract revenue is recognized. Under this policy, revenue from operational training is deferred until the training is completed (costs are incurred).

3. We have read your response to prior comment number 4 and note that your arrangements appear to include non-81-1 deliverables. Please explain to us how you allocate revenue to these service elements and refer to the relevant guidance that supports your allocation method.

     As noted in item 2 above, the major elements of costs in the TSI PRISM system contracts are installation and materials. Revenue from training service is not material (less than 2% of contract amount) and has been bundled in our contract price as a matter of convenience. The revenue from training is recognized after the service is performed.

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

Note 7.   Line of Credit and Notes Payable, page 27
---------------------------------------------------

4. Please describe to us, in detail, the conversion feature of your line of credit that allowed the lender to elect to convert $500,000 of the outstanding balance in 2004.

     An amendment to the Company's Line of Credit Agreement ("Amendment") was entered into on April 15, 2003. The Amendment increased the line of credit to $1.8 million and extended the agreement through December 31, 2004. The lender received a warrant to purchase 250,000 shares of the Company's Class A Common Stock at a strike price of $.40 per share. In addition, the lender was given the right to convert (at the lender's option) up to $500,000 of the indebtedness into Class A common Stock at a conversion rate of $.50 per share. Both the warrant and the conversion feature were valued at a combined value of approximately $25,000 and were appropriately amortized as financing expense.

5. Please explain to us why you have not provided disclosure regarding the covenants described in your response to prior comment number 6. Specifically, it appears significant that you have entered into several amendments and that the lender may provide written notice to you that TSI revenues must equal or exceed $3.5 million or you will not be in compliance with the terms of the line of credit.

     Most of the covenants listed in response to prior comment number 6 were deemed to be standard covenants and not significant enough for disclosure. The covenant relative to the $3.5 million revenue requirement was waived by the lender in August 2005, prior to filing the Form 10-KSB for the fiscal year ended June 30, 2005. The lender waived the covenant through July 1, 2007. We are reviewing our disclosures and will expand and or modify those disclosures where appropriate in Form 10-KSB for fiscal year ended June 30, 2006.

Note 12.  Shareholders' Equity, page 31
---------------------------------------

6. We have read your response to prior comment 7 and it is unclear to us how you concluded that the Series A and Series B convertible preferred stock is more akin to equity rather than debt. In this regard, we note that this preferred stock appears to have dividend provisions that may be more akin to debt as indicated in the SFAS 133 guidance that you cite in your response. Please explain further how you determined that the preferred stock is more akin to equity. In addition, please explain your basis for classification of the preferred stock. In this regard, we note that the Series B convertible preferred was classified in liabilities as of June 30, 2005 and as mezzanine equity as of December 31, 2005.

Classification of Preferred Stock as Equity vs. Debt

     The guidance for the determination of debt vs. equity is first made under the provisions of FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 requires


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

     liability treatment if (1) it is a financial instrument issued in the form of shares that are mandatorily redeemable, (2) is a financial instrument that, at inception, embodies an obligation to repurchase an issuer's shares, or (3) is a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share, that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares. None of the above provisions are contained within the Series A and B preferred stock.

     Paragraph 61(l) of FAS 133 Accounting for Derivative Instruments and Hedging Activities states that "A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument." Both the Series A and Series B are considered cumulative fixed-rate perpetual preferred stocks; however, neither the Series A nor Series B contain a "unconditional obligation requiring the issuer to redeem the financial instrument by transferring its assets at a specified or determinable date upon an event that is certain to occur," a requirement for a mandatory redemption feature defined in FAS 150. Only our Series B preferred stock contains provisions whereby the Holders may redeem their shares and it lacks a Mandatory Redemption feature. As such, we believe both the Series A and Series B preferred stock are more akin to equity.

Classification of Series B Preferred Stock

     The Series B preferred stock should not be considered permanent equity based on the application of Topic D-98. Topic D-98 states that it "...requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable...(2) at the option of the holder..." The series B preferred stock has such a provision and, as such, must be reported as mezzanine financing.

     The Series B preferred stock was erroneously classified as a liability at June 30, 2005. We subsequently corrected our presentation to a temporary equity instrument in our Form 10-QSB for the quarter ended December 31, 2005. We believe the classification as a liability at June 30, 2005 does not materially impact our financial statements, and therefore, respectfully inform you that we will continue to present the Series B as temporary equity in future filings.

Following is a description of the Series A and Series B preferred stock:

     Series A
     o Cumulative dividend of 12% per annum, to be paid in cash or in-kind at the option of the holder, and if paid in kind, each share of Series A to be received shall be valued at $1.50 per share.
     o Each Series A share is convertible into 3 shares of the Company's common stock.
     o    Redemption:
          o    By the Company at a price of $1.50 per preferred share:
               o At any time after the occurrence of both (i) December 31, 2004 , and (ii) the average NASDAQ trading price for 20 consecutive trading days having a trading volume greater than 25,000 shares equals or exceeds $2.00 per share.
          o    By the Holder:
               o    None.

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

     o The Preferred Series A were sold in a unit that included a five-year warrant to purchase an additional share of common stock at an exercise price of $.50 for each share of Preferred purchased. The warrants were valued at $179,900 using the Black Scholes Model and the value recorded as PIC and included in common stock. The warrants contain a provision whereby the Company may redeem the warrants at $.01 per share after December 31, 2004, upon the common stock trading at a price equal to or above $2.00 for 20 consecutive trading days with an average trading volume of at least 25,000 shares.

Series B
     o Cumulative dividend of 10% per annum, to be paid in cash or in-kind at the Company's option based upon a value of $10.00 per share.
     o Each Preferred Series B is convertible into 13 shares of the Company's common stock.
     o    Redemption:
          o    By the Company at a redemption value of $10.00 per share:
               o At any time after the third anniversary date of the issuance, or
               o Twenty consecutive trading days having a trading volume greater than 10,000 shares, trading at or above $2.00 per share.
          o    By the Holder:
               o At any time after the third anniversary date of the issuance the Series B shareholder may demand that the Company redeem all or part of the Series B preferred stock at the redemption price of $10.00 per share in cash, or
               o    Provided that the average trading volume of the common
                    stock is at least 10,000 shares per day for twenty
                    consecutive trading days, it may be redeemed in common stock at the Company's election with the common stock valued at the average said twenty day closing price.
     o A warrant to purchase an additional 500,000 shares of common stock was issued in connection with the Preferred Stock. The warrant is exercisable at $1.00 per share and has a five-year life. The warrant was valued using the Black Scholes Model and determined not to have any material value. The warrants contain a provision whereby the Company may redeem the warrants at $.01 per share upon the common stock trading at a price equal to or above $2.00 for 20 consecutive trading days with an average trading volume of at least 10,000 shares.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.


/s/John A. Carlson                       /s/Adele Mackintosh
------------------                       -------------------

John A. Carlson                          Adele Mackintosh
Executive VP and CFO                     Corporate Secretary